UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium 401(k) Retirement Savings Plan

4582 South Ulster Street, Suite 1700

Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium 401(k) Retirement Savings Plan

Calgary, Alberta

We have audited the accompanying statements of net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H-Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 20, 2014

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2013	2012
Assets
Cash and cash equivalents	—	165,876

Investments at fair value (note 5):
Common trust funds	61,227,632	51,813,806
Mutual funds	54,410,978	43,110,339
Common stock	17,502,491	19,785,134

Total investments	133,141,101	114,709,279

Receivables:
Notes receivable from participants	2,876,081	2,667,509

Net assets available for plan benefits	136,017,182	117,542,664

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2013
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments (note 5)	14,905,669
Dividends	1,580,989

16,486,658

Contributions:
Employer	6,061,624
Participant	5,310,164
Rollover	176,552

11,548,340

Affiliated plan transfers and other	533,519
Interest income on notes receivable from participants	116,815

Total additions	28,685,332

Deductions
Distributions paid to participants	10,210,814

Total deductions	10,210,814

Net increase	18,474,518

Net assets available for plan benefits:
Beginning of year	117,542,664

End of year	136,017,182

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2013 and December 31, 2012 was T. Rowe Price Trust Company.

As a result of the decertification of the Cincinnati, Ohio union, employees in the former union and their account balances from the Union 401(k) Plan were transferred into this Plan in 2012.

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to contribute to the Plan. The Plan has an automatic step-up feature whereby participant contributions will be increased by one percent annually until the participant’s contribution rate reaches six percent, unless the participant elects otherwise. Participants can elect to contribute up to 75 percent of their annual compensation. Individual participant contributions are subject to annual Internal Revenue Code (IRC) limitations. Effective January 1, 2008, all eligible employees receive a six percent basic contribution from the Company. Eligible employees also receive additional Company contributions between one percent and nine percent based on their age and years of service. The Company also contributes a matching contribution in the amount of 50 percent of the first six percent of the employee’s voluntary contributions. Participants may also contribute amounts representing distributions from other qualified plans. Total contributions cannot exceed limits as defined by the IRC.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular full-time employees who are not leased employees and are not represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that does not provide for employees’ participation in the Plan. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting

Participants are immediately vested in their contributions, the Company’s contributions and actual earnings thereon.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1/2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc., at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years except for those loans taken out for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions. Loans outstanding as of December 31, 2013 bear an interest rate of 4.25 percent. A participant may have no more than one outstanding loan at any one time.

g)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses and (c) an allocation of administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

h)	Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

c)	Distributions

Distributions are recorded when paid.

d)	Valuation of investments and income recognition

As of December 31, 2013 and 2012, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Valued at fair value based on the quoted net asset value (NAV) of shares held by the Plan at year end.

Common trust funds: Valued at NAV which is provided by the trustee and is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the observable market prices of the underlying assets held by the fund less liabilities.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

e)	Notes receivable from participants

Notes receivable from participants are recorded upon distribution.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 31, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Company applied for a new IRS determination letter by the required January 1, 2014 timeframe and IRC determination is still in progress as of the date of issuance of these financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

a)	Investment securities representing 5 percent or more of net assets available for plan benefits

	2013	2012
Vanguard Institutional Index Fund	23,082,262	16,630,087
U.S. Treasury Money Market Trust	21,330,784	22,461,877
Agrium Inc. common stock	17,502,491	19,785,134
Vanguard Extended Market Index Fund, Institutional	13,624,003	9,640,249
T. Rowe Price Retirement 2020 Trust	8,802,791	6,717,224
T. Rowe Price Retirement 2025 Trust	7,857,308	6,005,401
Vanguard Total Bond Market Index Fund	*	6,517,412

* Investment balance less than 5 percent of net assets available for plan benefits for the applicable year.

b)	Fair value of plan investments by hierarchy level

Fair value of plan investments by hierarchy level	As of December 31, 2013
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	48,741,225	—	48,741,225
Index funds	3,545,190	—	3,545,190
Other funds	2,124,563	—	2,124,563

Total mutual funds	54,410,978	—	54,410,978

Common trust funds: (a)
Diversified portfolio	—	39,896,848	39,896,848
U.S. treasury securities	—	21,330,784	21,330,784

Total common trust funds	—	61,227,632	61,227,632

Common stock	17,502,491	—	17,502,491

	71,913,469	61,227,632	133,141,101

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

Fair value of plan investments by hierarchy level	As of December 31, 2012
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	36,683,052	—	36,683,052
Index funds	3,064,712	—	3,064,712
Other funds	3,362,575	—	3,362,575

Total mutual funds	43,110,339	—	43,110,339

Common trust funds: (a)
Diversified portfolio	—	29,351,929	29,351,929
U.S. treasury securities	—	22,461,877	22,461,877

Total common trust funds	—	51,813,806	51,813,806

Common stock	19,785,134	—	19,785,134

	62,895,473	51,813,806	114,709,279

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

c)	Change in fair values levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2013, there were no significant transfers in or out of levels 1, 2, or 3.

d)	Net realized and unrealized appreciation in fair value of investments

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2013
Agrium Inc. common stock	(1,162,156)
Mutual funds	9,641,660
Common trust funds	6,426,165

14,905,669

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of Agrium Inc. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for recordkeeping services totaled $40,573 for the year ended December 31, 2013.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 20, 2014, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2013.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2013

Employer Identification Number: 91-1589568

Plan Number: 002

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
	Vanguard Institutional Index Fund	Mutual Fund	23,082,262
*	U.S. Treasury Money Market Trust	Common Trust Fund	21,330,784
*	Agrium Inc. common stock	Common Stock	17,502,491
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	13,624,003
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	8,802,791
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	7,857,308
	Vanguard Total Bond Market Index Fund	Mutual Fund	5,265,356
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	4,416,146
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	3,662,637
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	3,355,385
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	3,278,967
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	3,127,111
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	2,943,893
	American Funds Fundamental Investors Fund	Mutual Fund	2,485,942
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	2,295,578
	Columbia Acorn Fund	Mutual Fund	1,722,986
	American Funds New Perspective Fund	Mutual Fund	1,360,719
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	1,347,205
	Harbor International Fund	Mutual Fund	1,199,957
	PIMCO Total Return Fund	Mutual Fund	1,131,922
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	1,111,235
	PIMCO Real Return Fund	Mutual Fund	992,642
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	653,765
	Vanguard Total World Stock Fund	Mutual Fund	242,702
	Vanguard Short Term Bond Index Fund	Mutual Fund	175,377
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	171,937

	Total investments, at fair value		133,141,101

*	Various participants	Notes receivable from participants, bearing interest at 4.25%, secured by the related participant’s vested account balance, maturing through December 2018	2,876,081

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2014	AGRIUM 401(K) RETIREMENT SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/s/ Angela S. Lekatsas
Angela S. Lekatsas
Vice President & Treasurer

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP